CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Veoneer, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	82-3720890
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Klarabergsviadukten 70,

Section C6

Box 13089, SE-103 02

Stockholm, Sweden

+48 8 527 762 00

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

The Corporation Trust Company

1209 Orange Street

Wilmington, DE

(302) 658-7581

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Dennis O. Garris David A. Brown Alston & Bird LLP 950 F Street NW Washington, DC 20004 (202) 239 3463	Lars A. Sjöbring Executive Vice President, Legal Affairs, General Counsel and Secretary Veoneer, Inc. Klarabergsviadukten 70, Section C6 Box 13089, SE-103 02 Stockholm, Sweden +48 8 527 762 00	Sebastian R. Sperber Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU, United Kingdom +44 20 7614 2237

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company	☐		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with anynew or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)
Common Stock, par value $1.00 per share		$		$

(1)

A portion of the common stock offered in this offering may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock, to relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs.

(2)	Includes shares that the underwriters have the option to purchase from the Registrant.
(3)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, on the basis of the average high and low sales price of the Registrant’s common stock as reported by the New York Stock Exchange on             , 2019.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

SUBJECT TO COMPLETION, DATED                    , 2019

            Shares

Common Stock

We are offering            shares of our common stock. The common stock of Veoneer, Inc. is listed on the New York Stock Exchange under the symbol VNE. A portion of the common stock offered in this offering may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock, to the relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs. The SDRs trade on Nasdaq Stockholm under the ticker symbol “VNE SDB.” On             , 2019, the last reported sale price of our common stock on the NYSE was $            per share and the last reported sale price of our SDRs on Nasdaq Stockholm was              per SDR.

Concurrently with this offering of common stock, we are offering $            aggregate principal amount of our        % Convertible Senior Notes due 2024, which we refer to as the convertible notes (or $            aggregate principal amount of convertible notes if the underwriters in that offering exercise in full their option to purchase additional convertible notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering of common stock is not contingent upon the consummation of the concurrent convertible notes offering, and the concurrent convertible notes offering is not contingent upon the closing of this offering of common stock. See “Concurrent Convertible Notes Offering.”

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering of convertible notes. See the section of this prospectus titled “Concurrent Convertible Notes Offering” for a summary of the terms of the convertible notes and a further description of the concurrent offering of convertible notes.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and expenses.

The underwriters may also purchase up to an additional          shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $         and our total proceeds, after deducting underwriting discounts and commissions but before expenses, will be $         .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the common stock is expected to be made on or about            , 2019.

The date of this prospectus is            , 2019.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY FREE WRITING PROSPECTUS PREPARED BY OR ON BEHALF OF US OR TO WHICH WE HAVE REFERRED YOU. WE TAKE NO RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE SUCH OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF ITS TIME OF DELIVERY OR OF ANY SALE OF SHARES OF OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. This summary sets forth the material terms of this offering, but does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus, including the documents incorporated by reference herein, and any free writing prospectus we authorize for use in connection with this offering, before making an investment decision, especially the risks of investing in our securities discussed in “Risk Factors,” and in our Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) and our Quarterly Report on Form 10-Q for the period ended March 31, 2019, as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference into this prospectus. In this prospectus, unless the context suggests otherwise, references to “Veoneer” the “Company,” “we,” “us” and “our” refer to Veoneer, Inc. In addition, any reference to or description of our concurrent offering of        % Senior Convertible Notes due 2024, which we refer to as the convertible notes, herein is wholly subject to the other prospectus pursuant to which the convertible notes are being offered, and you should not rely on this prospectus in making an investment decision to purchase the convertible notes. We refer to our concurrent offering of convertible notes as the concurrent convertible notes offering.

About the Company

Veoneer is a global leader in the design, development, manufacture and sale of automotive safety electronics. Our ambition is to be a leading system supplier for advanced driver assistance systems (ADAS), Collaborative Driving, highly automated driving (HAD) solutions, and autonomous drive (AD) as well as a market leader in automotive safety electronics products. Veoneer, Inc. is a Delaware corporation with its principal executive officers in Stockholm, Sweden.

Based on our purpose of “Creating Trust in Mobility”, our safety systems are designed to make driving safer and easier, more comfortable and convenient, and to intervene before a collision. Our systems currently include restraint control electronics and crash sensors for deployment of airbags and seatbelt pretensioners, active safety sensors, controllers and software for both ADAS and AD solutions and brake control systems. Including joint venture operations, Veoneer has 10 manufacturing sites and operates in 13 countries and its customers include the world’s largest car manufacturers. Veoneer’s sales in 2018 were $2.2 billion, approximately 37% of which consisted of active safety products, approximately 44% of which consisted of restraint control systems and approximately 19% of which consisted of brake systems products. Our business is conducted primarily in Europe, the Americas and Asia. As of December 31, 2018, Veoneer had approximately 7,300 employees worldwide and a total headcount of approximately 8,600, including temporary personnel.

Veoneer, Inc. is a Delaware corporation with its principal executive offices in Stockholm, Sweden. On June 29, 2018, we became an independent company as a result of the separation of the Electronics segment from Autoliv, Inc. (“Autoliv”). Veoneer was incorporated under the laws of Delaware in 2017 for the purpose of holding this business. The separation was completed in the form of a pro rata distribution of 100% of the outstanding shares of common stock of Veoneer to the stockholders of Autoliv (the “spin-off”). Shares of Veoneer common stock are traded on the New York Stock Exchange under the symbol “VNE”. Swedish Depository Receipts representing shares of Veoneer common stock (“SDRs”) trade on Nasdaq Stockholm under the symbol “VNE SDB”. Our principal executive office is located at Klarabergsviadukten 70, 111 64, Stockholm, Sweden and our telephone number is +46 8-527 762 00.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

Concurrent Convertible Notes Offering

Concurrently with this offering of common stock, we are offering $            aggregate principal amount of our        % Convertible Notes due 2024, or the convertible notes (or $            aggregate principal amount of convertible notes if the underwriters in that offering exercise in full their option to purchase additional convertible notes), in an underwritten offering pursuant to a separate prospectus (the “convertible notes offering”). The closing of this offering of common stock is not contingent upon the closing of our concurrent convertible notes offering and the closing of the convertible notes offering is not contingent upon the closing of this offering of common stock. We cannot assure you that the concurrent convertible notes offering will be completed or, if completed, on what terms it will be completed.

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering of convertible notes. See the section of this prospectus titled “Concurrent Convertible Notes Offering” for a summary of the terms of the convertible notes and a further description of the concurrent offering of convertible notes.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

The Offering

Issuer	Veoneer, Inc., a Delaware corporation

Common stock offered by us	shares

Common stock outstanding before this offering	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Concurrent Convertible Notes Offering	Concurrently with this offering of common stock, we are offering $ aggregate principal amount of our % Convertible Senior Notes due 2024, or the convertible notes (or $ aggregate principal amount of convertible notes if the underwriters in that offering exercise in full their option to purchase additional convertible notes), in an underwritten offering pursuant to a separate prospectus. The offering of common stock hereby is not contingent upon the consummation of the concurrent convertible notes offering, and the concurrent convertible notes offering is not contingent upon the consummation of the offering of common stock hereby.

Option to Purchase Additional Shares	We have granted the underwriters an option, exercisable within days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock.

Use of Proceeds

We estimate that the net proceeds from this common stock offering will be approximately $            million (or approximately $             million if the underwriters exercise in full their option to purchase up to            additional shares of common stock), after deducting underwriting discounts and commissions and estimated offering expenses. We estimate that the net proceeds to us from the convertible notes offering, if completed, will be approximately $            million (or $            million if the underwriters for the convertible notes offering exercises in full their option to purchase additional convertible notes) after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering of common stock and the concurrent convertible notes offering for working capital and other general corporate purposes. Such purposes may include additional investments in technology or research and development or for the acquisition of or investment in businesses or joint ventures that complement our business. However, we do not currently have any

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

definitive or preliminary plans with respect to the use of proceeds for such purposes.

We will have broad discretion in using these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, money market accounts, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

See “Use of Proceeds” for more information.

Lock-up	We and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or any of our other equity or equity-linked securities for a period of days following the date of this prospectus supplement. See “Underwriting” for more information.

Risk Factors	See “Risk Factors” in addition to other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

U.S. Federal Income Tax Consequences	See “Material U.S. Federal Income Tax Consequences.”

New York Stock Exchange Symbol for Our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “VNE”.

Swedish Depository Receipts	A portion of the common stock offered in this offering may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock, to relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs. The SDRs trade on Nasdaq Stockholm under the ticker symbol “VNE SDB.”

The number of shares of our common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of                    , 2019, and excludes:

•	All shares of common stock issuable upon conversion of the convertible notes offered in the concurrent convertible notes offering;

•	shares of common stock issuable upon the exercise of options outstanding as of , 2019, at a weighted-average exercise price of $ ;

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

•	shares of common stock issuable pursuant to restricted stock units, or “RSUs,” as of , 2019; and

•	shares of common stock reserved for future issuance under Veoneer’s 2018 Stock Incentive Plan as of , 2019.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risk factors described below, together with all of the risks, uncertainties and assumptions discussed under Part I, Item 1A, “Risk Factors,” in our 2018 Form 10-K and our Quarterly Report on Form 10-Q for the period ended March 31, 2019, which are incorporated herein by reference. If any of the risks incorporated by reference or set forth below occurs, our business, operations and financial condition could suffer significantly. As a result, you could lose some or all of your investment in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, operations and financial condition, or cause the value of our securities to decline.

Risks Related to the Offering of Common Stock

This offering is not contingent on the consummation of the convertible notes offering, and we have broad discretion to use the net proceeds from this offering and the convertible notes offering, which we may not use in ways that increase the value of your investment.

The completion of this offering and the concurrent convertible notes offering are not contingent on the consummation of the other, so it is possible that this offering occurs and the convertible notes offering does not, and vice versa. We cannot assure you that the convertible notes offering will be completed on the terms described herein, or at all.

Our management has broad discretion in the application of the net proceeds from this offering and the concurrent convertible notes offering. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering and the convertible notes offering in short-term, interest-bearing obligations, investment-grade instruments, money market accounts, certificates of deposit, or direct or guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Our ability to raise capital in the future may be limited, which could limit our business plan or adversely affect your investment.

Although we anticipate that the offering of common stock and the concurrent convertible notes offering will address our capital raising needs for the foreseeable future, we cannot assure you that this will be the case. Our operating environment is increasingly challenging, and our business and strategic plans may consume resources faster than we presently anticipate. In the future, should this be the case, we may need to raise additional funds through additional financings, including the issuance of new equity securities, debt or a combination of both. Such additional financings may not be available on favorable terms, or at all. If adequate funds are not available through additional financings on acceptable terms, we may be forced to consider alternative transactions (including assets sales on terms our existing security holders may perceive as unattractive) in order to fund our operations, repay debt or make new investments, or we may be unable to do so. If we issue new debt securities to meet such additional financing needs, the debt holders could have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities to meet such additional financing needs, existing stockholders could experience dilution and the price of our common stock may decline, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Sales of a substantial amount of shares of our common stock in the public market, including sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Our executive officers and directors have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell, directly or indirectly, any shares of common stock without the permission of the lead underwriter for a period of        days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our executive officers and directors subject to a lock-up agreement will be able to sell our shares in the public market. In addition,              may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Future sales of our common stock or equity-linked securities in the public market, could lower the market price for our common stock.

In the future, we may sell additional shares of our common stock or equity-linked securities to raise capital. In addition, a substantial number of shares of our common stock are reserved for issuance upon the exercise of stock options, vesting of restricted stock units and upon conversion of the notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock or equity-linked securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities.

Our ability to take certain actions is restricted to avoid jeopardizing the tax-free status of the spin-off, and this transaction further restricts our ability to take such actions.

To preserve the tax-free treatment of the spin-off, for the initial two-year period following the spin-off, we are prohibited, except in limited circumstances, from taking or failing to take certain actions that would prevent the spin-off and related transactions from being tax-free. In addition, if we take, or fail to take, actions that prevent the spin-off and related transactions from being tax-free (including any actions involving our equity, as described below), we could be liable under our Tax Matters Agreement with Autoliv for the adverse tax consequences resulting from such actions.

Under Section 355(e) of the Code, the spin-off will be taxable to Autoliv if there are (or have been) one or more acquisitions (including issuances) of our stock or the stock of Autoliv, representing 50% or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the spin-off. The issuance of equity securities and securities that could be converted into our equity in accordance with this offering and the concurrent convertible notes offering, as well as any acquisition of our common stock within two years before or after the spin-off (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

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PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

Although this offering and the concurrent convertible notes offering will not result in an acquisition of 50% or more of our stock for purposes of these rules, or, consequently, result in the spin-off failing to qualify for tax-free treatment, the issuance of equity securities pursuant to this offering and the concurrent convertible notes offering will reduce the amount of equity securities and securities that could be converted into equity securities that we could issue in the future during the initial two year period referred to above, including issuances to meet our future funding needs or pursue other strategic objectives.

Risks Related to the Concurrent Convertible Notes Offering

Conversion of the convertible notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the convertible notes issued in the convertible notes offering may dilute the ownership interests of our stockholders. Upon conversion of the convertible notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could be used to satisfy short positions, or anticipated conversion of the convertible notes into shares of our common stock could depress the price of our common stock.

The accounting method for convertible debt securities that may be settled in cash, such as the convertible notes, could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which has subsequently been codified as Accounting Standards Codification 470-20, Debt with Conversion and Other Options, or ASC 470-20. Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the convertible notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470-20 on the accounting for the convertible notes is that the equity component is required to be included in the additional paid-in capital section of stockholders’ equity on our consolidated balance sheet at issuance, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the convertible notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of the convertible notes. We will report larger net losses or lower net income in our financial results because ASC 470-20 will require interest to include both the current period’s amortization of the debt discount and the instrument’s non-convertible coupon interest rate, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the convertible notes.

In addition, under certain circumstances, convertible debt instruments (such as the convertible notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of such convertible notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of such convertible notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable or otherwise elect not to use the

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treasury stock method in accounting for the shares issuable upon conversion of the convertible notes, then the “if converted” method of accounting would be applied and accordingly, the full number of shares that could be issued would be included in the calculation of diluted earnings per share, which would adversely affect our diluted earnings per share.

The conditional conversion feature of the convertible notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the convertible notes is triggered, holders of convertible notes will be entitled to convert the convertible notes at any time during specified periods at their option. If one or more holders elect to convert their convertible notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their convertible notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the convertible notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Certain provisions in the indenture governing the convertible notes offered in the convertible notes offering may delay or prevent an otherwise beneficial takeover attempt of the Company.

Certain provisions in the indenture governing the convertible notes offered in the convertible notes offering may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the convertible notes will require us to repurchase the convertible notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the convertible notes) and, in certain circumstances, to increase the conversion rate for a holder that converts its convertible notes in connection with a make-whole fundamental change. A takeover of the Company may trigger the requirement that we repurchase the convertible notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein and therein, contain statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus other than statements of historical fact, including without limitation, statements regarding the proposed offering of common stock pursuant to this prospectus or other proposed or possible capital raising transactions, management’s examination of historical operating trends and data, estimates of future sales (including estimates related to order intake), operating margin, cash flow, taxes or other future operating performance or financial results, are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “may,” “likely,” “might,” “would,” “should,” “could,” or the negative of these terms and other comparable terminology, although not all forward-looking statements contain such words. We have based these forward-looking statements on our current expectations and assumptions and/or data available from third parties about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs.

New risks and uncertainties arise from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the following: the cyclical nature of automotive sales and production; changes in general industry and market conditions or regional growth or decline; our ability to achieve the intended benefits from our separation from our former parent; our ability to be awarded new business or loss of business from increased competition; higher than anticipated costs and use of resources related to developing new technologies; higher raw material, energy and commodity costs; component shortages; changes in customer and consumer preferences for end products; market acceptance of our new products; dependence on and relationships with customers and suppliers; unfavorable fluctuations in currencies or interest rates among the various jurisdictions in which we operate; costs or difficulties related to the integration of any new or acquired businesses and technologies; successful integration of acquisitions and operations of joint ventures; successful implementation of strategic partnerships and collaborations; product liability, warranty and recall claims and investigations and other litigation and customer reactions thereto; higher expenses for our pension and other post-retirement benefits, including higher funding needs for our pension plans; work stoppages or other labor issues; possible adverse results of future litigation, regulatory actions or investigations or infringement claims; our ability to protect our intellectual property rights; tax assessments by governmental authorities and changes in our tax rate; dependence on key personnel; legislative or regulatory changes impacting or limiting our business; political conditions; and other risks and uncertainties identified in Item 1A — “Risk Factors” and Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2018 Form 10-K and our Quarterly Report on Form 10-Q for the period ended March 31, 2019.

For any forward-looking statements contained in this prospectus or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference in this prospectus include estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and reports by market research firms, including the IHS Light Vehicle Production Database, and our own estimates based on our management’s knowledge of, and experience in, the industry and market sectors in which we compete. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. While we believe that the publicly available information and third-party publications, surveys and reports used in determining such estimates, are reliable, we have not independently verified the accuracy or completeness of the data contained in such publicly available information and third-party publications, surveys and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from the estimates expressed in such publicly available information and third-party publications, surveys and reports.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $            million, or approximately $            million if the underwriters exercise their option to purchase additional shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Concurrently with this offering of common stock, we are offering $             aggregate principal amount of our        % Senior Convertible notes due 2024, or approximately $            aggregate principal amount of convertible notes if the underwriter in that offering exercise in full their option to purchase additional convertible notes, in an underwritten offering pursuant to a separate prospectus. The net proceeds of the concurrent convertible notes offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $ million (or approximately            $ million if the underwriters in the concurrent convertible notes offering exercise in full their option to purchase additional convertible notes). If the concurrent convertible notes offering does not close, we will not receive the net proceeds described in the foregoing sentence.

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent convertible notes offering. See the section of this prospectus titled “Concurrent Convertible Note Offering” for a summary of the terms of the convertible notes and a further description of the concurrent convertible notes offering.

We intend to use the net proceeds from the common stock offering and concurrent convertible notes offering for working capital and other general corporate purposes. Such purposes may include additional investments in technology or research and development or for the acquisition of or investment in businesses or joint ventures that complement our business. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

We will have broad discretion in using these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, money market accounts, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

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DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2019 on:

•	an actual basis;

•

an as adjusted basis to give effect to the completion of this offering of common stock (assuming the underwriters’ option to purchase additional shares is not exercised) and after deducting the estimated underwriting discount and estimated offering expenses, and assuming that such net proceeds are held as cash, cash equivalents and short-term investments; and

•

an as further adjusted basis to give effect to the adjustments set forth above and the sale of the convertible notes in the concurrent convertible notes offering (assuming the underwriters in the concurrent convertible notes offering do not exercise their option to purchase additional convertible notes), after deducting the estimated underwriting discount and estimated offering expenses, and assuming that such net proceeds are held as cash, cash equivalents and short-term investments.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our 2018 Form 10-K and Quarterly Report on Form 10-Q for the period ended March 31, 2019, which are incorporated by reference in this prospectus.

(in thousands)	As of March 31, 2019	As Adjusted	As Further Adjusted for the Concurrent Convertible Notes Offering(3)
Cash, cash equivalents and short-term investments
Other Assets
Total Assets
% Convertible Senior Notes due 2024(1)
Total Liabilities
Stockholders’ equity (deficit):
Common stock, $1.00 par value; 325,000,000 shares authorized, shares issued and outstanding, actual; 325,000,000 shares authorized, shares issued and outstanding, as adjusted and as further adjusted
Additional paid-in capital(2)
Accumulated other comprehensive income
Non-controlling interest

Total stockholders’ equity (deficit)(2)

Total capitalization(2)

(1)

In accordance with ASC 470-20, a convertible debt instrument (such as the convertible notes issued in the concurrent convertible notes offering) that may be wholly or partially settled in cash is required to be separated into liability and equity components, such that non-cash interest expense reflects our non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. See “Risk Factors – Risks Related to the Notes – The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results.” The debt component accretes up to the principal amount over the expected term of the

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debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the convertible notes is the aggregate principal amount of the convertible notes without reflecting the debt discount or fees and expenses that we are required to recognize. Amounts shown in the table above do not reflect application of ASC 470-20.

(2)

Issuance of the convertible notes in the concurrent convertible notes offering (giving effect to the application of ASC 470-20 as described in note (1) above) will result in a net increase in additional paid in capital and, therefore, a net increase in total stockholders’ equity and total capitalization. Amounts shown in the table above do not reflect the application of ASC 470-20.

(3)

The closing of this offering of common stock is not contingent upon the closing of our concurrent convertible notes offering and the closing of the convertible notes offering is not contingent upon the closing of this offering of common stock. We cannot assure you that the concurrent convertible notes offering will be completed or, if completed, on what terms it will be completed.

The number of shares of our common stock in the table above is based on            shares of our common stock outstanding as of            , 2019, and excludes:

•	All shares of common stock issuable upon conversion of the convertible notes offered in the concurrent convertible notes offering;

•	shares of common stock issuable upon the exercise of options outstanding as of , 2019, at a weighted-average exercise price of $ ;

•	shares of common stock issuable pursuant to restricted stock units, or “RSUs,” as of , 2019; and

•	shares of common stock reserved for future issuance under Veoneer’s 2018 Stock Incentive Plan as of , 2019.

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock as of the date of this prospectus. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, which have been filed as exhibits to our periodic reports filed with the SEC, and to the provisions of applicable Delaware law.

Our authorized capital stock consists of 325,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. As of                    , 2019            shares of our common stock were issued and outstanding.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. The holders of our common stock will not have cumulative voting rights in the election of directors. In addition, the holders of shares of our common stock will be entitled to participate in dividends ratably on a per share basis when our board of directors declares dividends on our common stock out of legally available funds. Any time limit after which entitlement to dividend lapses, and the person in whose favor any such lapse operates, will be determined based on the law applicable to the holder of such securities. There are no restrictions on the right to dividends for stockholders domiciled outside the U.S., subject to the withholding tax, if any, levied in the U.S. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. All shares of our common stock are fully paid and non-assessable. No shares of our common stock will have any preemptive, redemption or conversion rights, or the benefits of any sinking fund. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock which we may authorize and issue in the future. The Bylaws and Certificate of Incorporation, which govern the rights of our stockholders, may be amended in accordance with the procedures set forth therein and in accordance with the DGCL. Amendments to certain provisions require a supermajority vote of stockholders. The common stock is not subject to a mandatory offering, redemption rights or sell-out obligation. No public takeover offer has been made for the common stock during the current or preceding financial year. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Under the Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 25,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue, including conversion rights, redemption rights and liquidation privileges. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. The preferred stock will, when issued, be fully paid and nonassessable. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

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Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

The Delaware General Corporation Law

We are a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions, a publicly held Delaware corporation may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its Certificate of Incorporation not to be governed by Section 203 (which we have not done);

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

The term “business combination” is defined generally to include mergers or consolidations resulting in a financial benefit to the interested stockholder. The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, who, together with affiliates and associates, owns (or owned within three years prior to the determination of interested stockholder status) 15% or more of the outstanding voting stock of the corporation.

Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with supermajority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or to otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

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Classified Board of Directors

The Certificate of Incorporation provides that our board of directors will be divided into three classes. Each class shall consist of as close to one-third of the entire board of directors as possible. Each director shall be elected to serve a term of three years, with each director’s term to expire at the annual meeting held three years after the director’s election. At our 2019 annual meeting of stockholders, the Company is asking stockholders to vote on whether to maintain the classified board structure.

If a director nominee in an uncontested election fails to receive the approval of a majority of the votes cast on his or her election by the stockholders, the nominee shall promptly offer his or her resignation to the board of directors for consideration in accordance with the procedure set forth in our Corporate Governance Guidelines.

Removal of Directors; Vacancies

The Certificate of Incorporation provides that any director may be removed only for cause and only by the affirmative vote of at least 75% of the voting power of all the then-outstanding shares of voting stock, voting together as a single class. In addition, the Certificate of Incorporation and Bylaws also provide that any vacancies or newly created seats on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, and not stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

The Certificate of Incorporation and Bylaws prohibit stockholder action by written consent. They also provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Requirements for Director Nominations and Stockholder Proposals

The Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary in order for the matter to be properly brought before a meeting. The stockholder will also have to provide certain information and representations as specified in our Bylaws about the stockholder, its affiliates and any proposed business or nominee. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s Certificate of Incorporation or Bylaws, unless the Certificate of Incorporation requires a greater percentage. The Certificate of Incorporation provides that the following provisions may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	The removal of directors;

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•	Filling vacant seats on the board of directors;

•	The prohibition on stockholder action by written consent;

•	The exclusive forum;

•	The ability to call a special meeting of stockholders being vested solely in our board of directors;

•	The ability of the board of directors to make, alter, amend or repeal our Bylaws, and

•	The amendment provisions requiring that the above provisions be amended only with an 80% supermajority vote.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of our common stock. Such approval is not required, however, for any public offering for cash; any bona fide private financing, if the financing involves a sale of common stock, for cash, at a price at least as great as each of the book and market value of our common stock; and securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock or preferred stock at prices higher than prevailing market prices.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. The Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our stockholders, directors, officers, or other employees to us or to our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application

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of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. At our 2019 annual meeting of stockholders, we are asking our stockholders to vote on whether to keep this provision in the Certificate of Incorporation.

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SWEDISH DEPOSITORY RECEIPTS

In connection with any offering of our common stock, at the request of the underwriters or relevant non-U.S. person purchasers, we may deposit all or a portion of such shares with Skandinaviska Enskilda Banken AB (publ), or the Custodian, pursuant to a Custodian Agreement between us and the Custodian. The Custodian will then deliver Swedish Depository Receipts, or the SDRs, representing the shares of our common stock, to the relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs. Any such SDRs will be issued and governed in accordance with the Custodian Agreement and the General Terms and Conditions for Swedish Depository Receipts in Veoneer, Inc., or the General Terms and Conditions.

Veoneer SDRs are listed on Nasdaq Stockholm. Each Veoneer SDR represents an ownership interest in one share of Veoneer common stock. The Custodian’s business will be conducted in accordance with the Swedish Companies Act (2005:551), the Swedish Banking and Financing Business Act (2004:297) and the Swedish Securities Market Act (2007:528). The Custodian (registration number 502032-9081) is a Swedish public limited liability company registered with the Swedish Companies Registration Office on December 29, 1971. The Custodian’s registered office is located at Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden.

All shares of Veoneer common stock held by the Custodian will be held on behalf of holders of Veoneer SDRs by a bank designated by the Custodian that conducts business in the U.S. (the “U.S. Sub-Custodian”). Veoneer SDRs will be issued and registered in the form of SDRs in the book-entry system (the “SDR Register”) administered by Euroclear Sweden AB (“Euroclear Sweden”). No certificates representing Veoneer SDRs will be issued. Veoneer SDRs will be denominated in Swedish krona (SEK), and will be freely transferable. A Veoneer SDR holder may hold the SDRs either directly in a VPC account or indirectly through the Veoneer SDR holder’s broker or other financial institution as nominee. If Veoneer SDRs are held by a holder directly, then such Veoneer SDR holder, by having an SDR registered in such holder’s own name in a VPC account with Euroclear Sweden, individually has the rights of a Veoneer SDR holder. If a Veoneer SDR holder holds the SDRs in a custody account with such holder’s broker or financial institution nominee, such holder must rely on the procedures of such broker or financial institution to assert the rights of a Veoneer SDR holder described in this section. A Veoneer SDR holder should consult with such holder’s broker or financial institution to find out what those procedures are.

A Veoneer SDR holder will not have equivalent rights as our holders of common stock, whose rights are governed by U.S. federal law and the Delaware General Corporation Law. Because the Custodian will be the stockholder of record for the shares of our common stock represented by all outstanding Veoneer SDRs, stockholder rights will rest with such record holder. A Veoneer SDR holder’s rights will derive from the General Terms and Conditions. The Company will establish arrangements such that Veoneer SDR holders shall have the opportunity to exercise certain rights with respect to the Company as would be exercisable by such holders if they had owned shares directly and not SDRs.

The obligations of the Custodian and the Company towards Veoneer SDR holders are set out in the General Terms and Conditions. The General Terms and Conditions and the Veoneer SDRs are governed by Swedish law. The following is a summary of the material terms of the General Terms and Conditions. Because it is a summary, it does not contain all of the information that may be important to you. For more complete information, you should read the entire General Terms and Conditions which contains the terms of the Veoneer SDRs, which has been filed as an exhibit to our periodic reports filed with the SEC.

Record and Payment Date

The Custodian will, in consultation with us, fix a record date for the determination of Veoneer SDR holders entitled to dividends in cash, shares, rights, or any other property or the proceeds thereof (if the property is sold

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by the Custodian in accordance with the General Terms and Conditions), receive applicable information to attend and vote at a stockholders’ meeting or certain other rights that may be exercised by our stockholders. The Custodian will also, in consultation with us, fix the date for payment of any dividend to Veoneer SDR holders, if any dividends are paid, which we refer to as the payment date.

SDR Register

The shares of our common stock to be deposited with the Custodian will be represented by book-entry registration in the form of SDRs in the system administered by Euroclear Sweden AB, Box 191, SE 101 23 Stockholm (“Euroclear Sweden”), in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479) on the VPC accounts designated by Veoneer SDR holders, which we refer to as the SDR Register. No certificates will be issued for Veoneer SDRs. The ISIN code is SE0011115963 for our SDRs and US92336X1090 for our common stock. The CUSIP for our common stock is 92336X109. Veoneer SDR holders wishing to trade their underlying shares of common stock on the NYSE will need to cancel their Veoneer SDRs registered in the SDR Register. Veoneer SDR holders should contact their banks or brokers for further information regarding such re-registration into common stock.

Voting Rights

The Custodian will, as soon as possible after receipt of information of any general meeting of our stockholders, cause a Veoneer SDR holder registered in the SDR Register on the record date, to be furnished with information regarding such general meeting of stockholders. The information shall include the following:

•	the time and location of the general meeting of stockholders and the matters intended to be considered by the meeting;

•	reference to instructions available through our website as to the actions that must be taken by each Veoneer SDR holder to be able to exercise his, her or its voting rights at the general meeting; and

•	reference to materials for the general meeting available through our website.

Dividends and Other Distributions

A Veoneer SDR holder will be entitled to participate in dividends ratably on a per SDR basis if and when our board of directors declares dividends on our common stock in the same manner a holder of common stock would be, although a cash dividend will be converted into SEK. The conversion will be made in accordance with the exchange rates applied by the Custodian from time to time and will take place not more than five nor less than three business days prior to the payment date by the Custodian entering into futures contracts with delivery on the payment date. The final conversion rate will be an average of the rates achieved in each such futures contract.

The person registered in the SDR Register on the record date as the Veoneer SDR holder or holder of rights to dividends relating to the Veoneer SDRs shall be considered to be authorized to receive any dividends. Payments of any dividends will be effected in SEK by Euroclear Sweden on the payment date. If the person receiving dividends is not an authorized recipient, then the Company, the Custodian and Euroclear Sweden will be considered to have fulfilled their respective obligations unless, in the case of the Custodian or Euroclear Sweden, either was aware that the payment of dividends was made to an unauthorized person or in certain cases where the recipient person is underage or has a legal guardian and the right to receive dividends was in the authority of the legal guardian. If Veoneer SDR holders can not be reached and the holder’s entitlement to a dividend, if and when paid by the Company, has lapsed, the person in whose favor any such lapse operates will be determined based on the law applicable to the holder of such securities. There are no restrictions on the right to dividends for holders domiciled outside the U.S. or Sweden.

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Euroclear Sweden will pay dividends, if and when declared by the Company, to Veoneer SDR holders or holders of rights to dividends relating to Veoneer SDRs in accordance with the rules and regulations applied by

Euroclear Sweden from time to time. Under the present rules and regulations of Euroclear Sweden, dividends normally are paid to cash accounts linked to the VPC accounts on which the SDRs are registered. The dividend payments, if any, to Veoneer SDR holders will be made without deduction of any costs, charges, or fees from us, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden, except for any withholding tax levied in the U.S. or in Sweden on dividend payments or any other tax to be imposed by tax authorities in the U.S. or Sweden.

If we declare a dividend where we give stockholders an option to elect to receive such dividend in cash or some other form and if, in the opinion of the Custodian, it is not practically possible for Veoneer SDR holders to have any option to choose between dividends in the form of cash or in any other form, the Custodian shall on behalf of Veoneer SDR holders be entitled to decide that any such dividends shall be paid in cash.

Taxation

In connection with any distribution to SDR holders, we, the Custodian, the U.S. Sub-Custodian, and Euroclear Sweden or any of our or their respective agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by us, the Custodian, the U.S. Sub-Custodian, Euroclear Sweden or any of our or their respective agents. In the event we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden or any of our or their respective agents determines that any distribution in cash, shares, rights or any other property is subject to any tax or governmental charges which it is obligated to withhold, it may use that cash, or sell all or a portion of such property as is necessary and economically and practicably feasible to pay such taxes or governmental charges, and the Custodian shall distribute the net proceeds of any sale or the balance of any such property or cash after deduction of such taxes or governmental charges to Veoneer SDR holders entitled thereto. Veoneer SDR holders will remain liable for any deficiency.

The Custodian will use its best efforts to provide Veoneer SDR holders with such information as it may possess and Veoneer SDR holders may reasonably request to enable such Veoneer SDR holder or its agent to claim any benefit provided under the taxation treaty between the U.S. and Sweden.

Exercise of Rights and Deposit or Sale of Securities Resulting from Dividends, Splits or Plans of Reorganization

The Custodian, as promptly as possible, will accept delivery of shares of Veoneer common stock as a result of bonus issues and the effect of split-ups or combinations of such shares. Registrations in Veoneer SDR holders’ respective VPC accounts reflecting such bonus issue, split-up or combinations will be effected by Euroclear Sweden as soon as practically possible after the record date without any further information being provided to Veoneer SDR holders by the Custodian. The person registered in the SDR Register on the applicable record date as a Veoneer SDR holder or holder of rights relating to bonus issues will be considered to be authorized to receive any shares of our common stock as a result of bonus issues or participate in any split-ups or combinations of Veoneer SDRs. Should the person receiving bonus shares or participating in split-ups or combinations of Veoneer SDRs not be authorized to receive Veoneer SDRs or to participate in such measures, the same principles shall apply as described above under “Dividends and Other Distributions” regarding the right to receive dividends. If Veoneer SDR holders are entitled to receive fractional shares as a result of stock dividends, bonus issues or any other corporate action by us, such fractional shares will be sold by the Custodian and the proceeds of such sale will be distributed to Veoneer SDR holders. The Custodian will not accept deposit of fractional shares or an uneven number of fractional rights.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

The Custodian will provide Veoneer SDR holders with information with regard to new issues or issues of debentures or other rights in which Veoneer SDR holders have a right to subscribe for new shares and debentures, as well as other corporate action directed to stockholders by us in accordance with the provision governing delivery of notice as outlined below. When it is not practically or economically feasible to distribute any such rights, the Custodian will have the right to sell such rights on behalf of Veoneer SDR holders and to distribute the proceeds of such sale to Veoneer SDR holders after deduction of any taxes levied in accordance with the General Terms and Conditions.

Restrictions on Deposit and Withdrawal

The Custodian and the U.S. Sub-Custodian may refuse to accept shares of our common stock for deposit under the General Terms and Conditions whenever notified that we have restricted transfer of such shares to comply with any ownership or transfer restrictions under Swedish, U.S. or any other applicable law.

Company Reports and Other Communications

The Custodian will cause reports and other information received by the Custodian from us for distribution to Veoneer SDR holders, to be delivered in accordance with the General Terms and Conditions to all Veoneer SDR holders or others holders being entitled to such information according to the SDR Register. We will cause our annual report to be available through our website. Additionally, we will, upon request from a Veoneer SDR holder, send our annual report to such Veoneer SDR holder.

The Custodian shall arrange for notices or documentation to be distributed to Veoneer SDR holders in accordance with the General Terms and Conditions to be delivered to Veoneer SDR holders and other holders of rights registered in the SDR Register as entitled to receive notification pursuant to the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479). Such notices or documents will be sent by mail to the address listed in the SDR Register. We and the Custodian may, instead of mailing notices, publish the corresponding information in at least one national Swedish daily newspaper and through our website.

Limitations on Obligation and Liability to SDR Holders

Pursuant to the General Terms and Conditions, we, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden will not be liable for (i) losses due to Swedish or foreign legal decrees or (ii) losses due to Swedish or foreign action by public authorities, acts of war, strikes, blockades, boycotts, lockouts or other similar causes.

The reservations with respect to strikes, blockades, boycotts, and lockouts apply even if we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden undertake, or are the object of, such actions.

If the Custodian, the U.S. Sub-Custodian, we or Euroclear Sweden are hindered from making payment or taking any other action by the circumstances described above, such action may be deferred until the hindrance has ceased to exist.

We, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden will not be obligated to provide compensation for losses arising in other situations if we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden have exercised normal prudence, nor shall we, the Custodian, the U.S. Sub-Custodian or Euroclear Sweden be liable for indirect damages. Further, we, the Custodian, the U.S. Sub-Custodian and Euroclear Sweden are not responsible for losses or damages incurred by a Veoneer SDR holder by reason that any dividend, right, delivery of notice or other that our stockholders are entitled to, for technical, legal or other reasons beyond Euroclear Sweden’s control cannot be distributed or transferred to Veoneer SDR holders registered in the SDR Register.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

Amendment and Termination of the Custodian Agreement

The Custodian, in consultation with us, is entitled to amend the General Terms and Conditions insofar as such amendments are required by Swedish law, U.S. law or any applicable legislation, court order, orders by public authorities or changes in the rules and regulations of Euroclear Sweden, or if, in the opinion of the Custodian, such action is otherwise appropriate or necessary for practical reasons and Veoneer SDR holders’ rights are in no material respect adversely affected.

The Custodian may terminate deposits made under the General Terms and Conditions by delivery to Veoneer SDR holders of a notice of termination pursuant to the applicable provision in the General Terms and Conditions if: (i) a decision is taken to delist Veoneer SDRs from Nasdaq Stockholm; (ii) a decision is taken by us pursuant to our Certificate of Incorporation or our Bylaws to no longer maintain the Veoneer SDR program under the General Terms and Conditions or (iii) Euroclear Sweden has decided to terminate the service agreement concerning registration of Veoneer SDRs.

For a period of twelve months from the date of the termination notice described above, the General Terms and Conditions will continue to be valid in all respects; provided, however, that Veoneer SDRs, in accordance with an undertaking by us, will be listed on Nasdaq Stockholm for a period of six months from the date of such termination notice, if they have not been previously delisted on the initiative of Nasdaq Stockholm.

For a period of two years after the expiration of twelve months from the date of the termination notice, the Custodian shall continue to hold the shares of our common stock in safe custody but shall discontinue registration of transfers of Veoneer SDRs (by closing the SDR Register), suspend distribution of dividends to the Veoneer SDR holders, refuse to accept deposits of such shares or any other action required under the General Terms and Conditions. In addition, the Custodian shall be entitled to compensation from a Veoneer SDR holder for all fees and costs incurred by the Custodian in connection with the Veoneer SDRs from such date forward.

Three years after the date of the termination notice has been given, the Custodian is entitled to sell the shares of our common stock and deduct any fees and costs incurred in connection with any such sale of the Share. The proceeds of any such sale together with any dividends not paid to the Veoneer SDR holders, after the deduction of fees and costs in accordance with the foregoing, will be held by the Custodian without liability for interest thereon for the Veoneer SDR holders’ account.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

MARKET PRICE OF COMMON STOCK

On July 2, 2018, shares of our common stock commenced trading on the New York Stock Exchange under the symbol “VNE,” and shares of our SDRs commenced trading on Nasdaq Stockholm under the symbol “VNE SDB.” Prior to that date, there was no public market for our common stock or SDRs. The following table summarizes the high and low sale prices of our common stock and SDRs as reported by the New York Stock Exchange and Nasdaq Stockholm, respectively.

New York Stock Exchange

	High	Low
Third Quarter of 2018 (from July 2, 2018)	$57.93	$41.45
Fourth Quarter of 2018	$56.24	$22.63
First Quarter of 2019	$33.11	$22.77

Nasdaq Stockholm

	High	Low
Third Quarter of 2018 (from July 2, 2018)	517.00kr	357.00kr
Fourth Quarter of 2018	501.08kr	218.00kr
First Quarter of 2019	294.80kr	208.10kr

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

CONCURRENT CONVERTIBLE NOTES OFFERING

Concurrently with this offering of common stock, we are offering $            aggregate principal amount of our        % Convertible Senior Notes due 2024, or the convertible notes (or $            aggregate principal amount of convertible notes if the underwriters in that offering exercise in full their option to purchase additional convertible notes), in an underwritten offering pursuant to a separate prospectus (the “convertible notes offering”). The closing of this offering of common stock is not contingent upon the closing of our concurrent convertible notes offering and the closing of the convertible notes offering is not contingent upon the closing of this offering of common stock. We cannot assure you that the concurrent convertible notes offering will be completed or, if completed, on what terms it will be completed.

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offering in the concurrent convertible notes offering.

The convertible notes will mature on                    , 2024 unless repurchased, redeemed or converted prior to such date. The convertible notes will bear interest at a rate of        % per year, payable semi-annually in arrears on the [first interest payment date] and [second interest payment date] of each year beginning on [second interest payment date]. The convertible notes will be subject to redemption at our option, in whole or in part, on or after [First Call Date], if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The convertible notes will be subject to repurchase by us at the option of the holders following a transaction that is considered a fundamental change, at a fundamental change repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Subject to satisfaction of certain conditions and during certain periods, the convertible notes may be converted at an initial conversion rate of        shares of common stock per $1,000 principal amount of convertible notes (equivalent to an initial conversion price of approximately $            per share of common stock). The conversion rate is subject to adjustment if certain events occur. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate event or notice of redemption, as the case may be.

See “Use of Proceeds” for additional information regarding the use of proceeds from our concurrent convertible notes offering.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom            is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Principal Amount of Notes
$

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. We have agreed to deliver such amount of the shares of common stock in the form of SDRs as requested by the underwriters to relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers [at a price that represents a concession not in excess of $            per share under the public offering price]. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            shares of common stock. If this option is exercised, we have agreed to deliver such amount of additional shares of common stock in the form of SDRs as requested by the underwriters to relevant non-U.S. person purchasers of our common stock that have requested receipt of SDRs.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Proceeds, before expenses, to us	$	$	$

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions and the expenses of the Convertible Notes Offering, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “VNE”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of              on behalf of the underwriters, we and they will not, during the period ending            days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of              on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

                    , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of commons stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering thereof may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to Veoneer, the shares of common stock or the offering thereof have been or will be filed with or approved by any Swiss regulatory

CONFIDENTIAL TREATMENT REQUESTED BY VEONEER, INC.

PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION

authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus, any free writing prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) Securities and Securities-based Derivatives Contracts Regulations 2018).

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Singapore Securities and Futures Act Product Classification: In connection with Section 309B of the SFA and the CMP Regulations 2018, Veoneer has determined, and herby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Concurrent Convertible Notes Offering

Concurrently with this offering of common stock, we are offering $            aggregate principal amount of our        % Convertible Senior Notes due 2024, or the convertible notes (or $            aggregate principal amount of convertible notes if the underwriters in that offering exercise in full their option to purchase additional convertible notes), in an underwritten offering pursuant to a separate prospectus. The closing of this offering of common stock is not contingent upon the closing of our concurrent convertible notes offering and the closing of the concurrent convertible notes offering is not contingent upon the closing of this offering of common stock. We cannot assure you that the concurrent convertible notes offering will be completed or, if completed, on what terms it will be completed. See “Concurrent Convertible Notes Offering” for additional information.

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering of convertible notes.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax and withholding consequences relating to the ownership and disposition of our common stock by beneficial owners of such common stock that acquire it pursuant to this offering. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (and proposed Treasury Regulations) promulgated under the Code (collectively, the “Regulations”), administrative rulings, and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of owning or disposing of our common stock, as described in this discussion. No assurance can be given that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the ownership and disposition of our common stock.

This discussion addresses only the tax considerations that are relevant to a holder that holds our common stock as a capital asset within the meaning of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular holder. In particular, it does not address the U.S. federal estate and gift tax consequences, or any state, local, or foreign tax consequences, of owning or disposing of our common stock. Additionally, this discussion does not address, except as stated below, any of the tax consequences to holders that may be subject to special tax treatment with respect to their ownership or disposition of our common stock, including banks, thrift institutions, real estate investment trusts, regulated investment companies, personal holding companies, tax-exempt organizations, insurance companies, persons who are subject to Sections 877 or 877A of the Code; persons who will hold our common stock as part of a straddle, hedging, conversion, stripping, or constructive sale transaction (as such terms are used in the Code); persons whose functional currency is not the U.S. dollar; traders or dealers in securities; or the consequences of our stock being a United States real property interest.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding our common stock are encouraged to consult their tax advisors regarding the tax consequences of the partnership’s acquisition of our common stock. This discussion does not address the U.S. federal income tax consequences to partners of such partnerships or to owners of any other entity that holds our common stock.

Tax Consequences to U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income tax regardless of its source; and

•

a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (2) the trust has a valid election in effect under applicable Regulations to be treated as a U.S. person.

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U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Veoneer Common Stock

Distributions on Veoneer Common Stock. In general, the gross amount of any distribution made in respect of Veoneer common stock will be includible in a U.S. Holder’s taxable income as ordinary dividend income on the date the U.S. Holder receives the distribution to the extent of Veoneer’s earnings and profits for U.S. federal income tax purposes. Any such dividends paid to corporate U.S. Holders generally will qualify for the dividends-received deduction that is allowed under the Code. Subject to certain exceptions for short-term and hedged positions, the dividends received by an individual U.S. Holder will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” It is expected that dividends paid on Veoneer common stock will be “qualified dividends.” Generally, amounts distributed in excess of earnings and profits reduce the U.S. Holder’s basis in the stock, and amounts distributed in excess of the basis result in capital gain. Long-term capital gain realized by an individual U.S. Holder is subject to taxation at a preferential rate.

Disposition of Veoneer Common Stock. In general, a U.S. Holder will realize gain or loss upon the sale or other taxable disposition of Veoneer common stock in an amount equal to the difference between the sum of the fair value of any property and the amount of cash received in such disposition and the U.S. Holder’s adjusted tax basis in Veoneer common stock at the time of the disposition. A U.S. Holder must generally treat any gain or loss realized upon a taxable disposition of Veoneer common stock as long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year and otherwise as short-term capital gain or loss. Long-term capital gain realized by an individual U.S. Holder is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Medicare Tax. Additionally, a 3.8% Medicare contribution tax generally is imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. Interest and dividends received (or deemed to be received) by holders of the notes and our common stock and capital gains from the sale or other disposition of notes or common stock generally will constitute net investment income and be subject to the 3.8% tax. U.S. Holders that are individuals, estates, or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

Information Reporting and Backup Withholding. Generally, dividends paid with respect to Veoneer common stock, tax withheld and proceeds from the sale or other disposition of Veoneer common stock will be reported annually to the IRS, unless the U.S. Holder is an exempt recipient (such as a corporation). Under the backup withholding rules, a U.S. Holder may be subject to backup withholding with respect to dividends paid, unless such U.S. Holder delivers a properly completed IRS Form W-9 certifying such U.S. Holder’s correct taxpayer identification number and certain other information or otherwise establishes an exemption from backup withholding. A U.S. Holder that does not provide a correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

The term “Non-U.S. Holder” means a holder of Veoneer common stock that is not a U.S. Holder, a partnership, or an entity treated as a partnership for federal income tax purposes. The rules governing federal income taxation of Non-U.S. Holders are complex. This section is only a summary of such rules. Non-U.S. Holders are urged to consult their tax advisors to determine the impact of federal, state, local, and foreign income tax laws on the ownership of our common stock, including any reporting requirements.

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U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Veoneer Common Stock to Non-U.S. Holders

Distributions on Veoneer Common Stock. In general, the gross amount of any distribution made in respect of Veoneer common stock to the extent of the Company’s earnings and profits for U.S. federal income tax purposes will be treated as a dividend for U.S. federal income tax purposes. Generally, amounts distributed in excess of earnings and profits reduce the Non-U.S. Holder’s basis in the stock, and amounts distributed in excess of the basis result in capital gain. Unless an applicable treaty provides otherwise, any dividend generally will be subject to U.S. federal withholding tax at a rate of 30%. The applicable withholding agent will be required to withhold U.S. income tax at the rate of 30% on the gross amount of any ordinary distribution paid to a Non-U.S. Holder unless either:

•	a lower treaty rate applies and the Non-U.S. Holder furnishes to the applicable withholding agent an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced rate; or

•	the Non-U.S. Holder provides the applicable withholding agent with an IRS Form W-8ECI claiming that the distribution is effectively connected income.

If the dividend is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, it will be taxed at graduated rates, similar to the manner in which U.S. Holders are taxed with respect to a distribution, and a Non-U.S. Holder that is a corporation also may be subject to a 30% branch profits tax with respect to the distribution (or such lower rate as may be specified by an applicable income tax treaty). Generally, distributions that reduce basis and that are treated as capital gains are not subject to withholding tax.

Disposition of Veoneer Common Stock. A Non-U.S. Holder who disposes of Veoneer common stock received in the distribution, generally will not be subject to U.S. federal income or withholding tax, on any gain recognized upon any sale, exchange, or other taxable disposition of Veoneer common stock received in the distribution by such Non-U.S. Holder, unless:

•

such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•

such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which such gain is recognized and certain other requirements are met.

Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax at graduated rates, similar to the manner that U.S. Holders are taxed on gains. Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding. Generally, dividends paid with respect to Veoneer common stock, tax withheld, if any, and proceeds from the sale or other disposition of Veoneer common stock received in the United States by a Non-U.S. Holder or through certain financial intermediaries with certain U.S. connections are reported annually to the IRS. Copies of these information returns may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. In general, a Non-U.S. Holder will not be subject to backup withholding provided the Non-U.S. Holder complies with certain certification procedures (such as providing a valid IRS Form W-8BEN,

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Form W-8BEN-E, or Form W-8ECI or otherwise establishing an exemption). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Withholding on Certain Non-U.S. Holders

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF VEONEER COMMON STOCK UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

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SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is listed on the NYSE under the symbol “VNE”. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Shares

All of the shares sold pursuant to the registration statement of which this prospectus forms a part will be freely transferable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are so registered and sold under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of our then-outstanding shares of common stock, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Registration Statement on Form S-8

On June 21, 2018, we filed with the SEC a Registration Statement on Form S-8 registering an aggregate of 4,500,000 shares of common stock equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 became effective upon filing and shares of common stock so registered will become freely tradable when issued.

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Rule 701

Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Lock-Up Agreements

We and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or any of our other equity or equity-linked securities for a period of        days following the date of this prospectus supplement.

After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

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LEGAL MATTERS

Alston & Bird LLP, Washington, D.C. will pass upon the validity of the securities (other than the SDRs) we offer by this prospectus and Vinge, Stockholm will pass upon the validity of any SDRs we offer by this prospectus. Cleary Gottlieb Steen & Hamilton LLP, London, United Kingdom is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Veoneer, Inc. appearing in Veoneer Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018 have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Zenuity AB appearing in Veoneer Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018 have been audited by Ernst & Young AB, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. Information about us, including our SEC filings, is also available at our internet site at http://www.veoneer.com. However, the information contained on our website, except for the SEC filings referred to below, is not a part of, and shall not be deemed to be incorporated by reference into, this prospectus.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. For further information with respect to us and the offerings made under this prospectus, reference is hereby made to the registration statement. Any statement made herein concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference certain information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

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We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (other than, in each case, information or documents deemed to have been “furnished” and not “filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 22, 2019;

•	our Current Reports on Form 8-K filed with the SEC on January 9, 2019, January 10, 2019 and February 26, 2019; and

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2019.

We will provide without charge to each person, including any beneficial owner, whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that has been or may be incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference into those documents. These documents are available on our Internet site at http://www.veoneer.com. You can also request those documents from our Executive Vice President Communications and IR at the following address:

Klarabergsviadukten, Section C, 6th Floor, SE-111 64

Box 13089, SE-10302

Stockholm, Sweden

Telephone: +46 8 527 762 00

Except as expressly provided above, no other information, including information on our Internet site, is incorporated by reference into this prospectus.

             Shares

Veoneer, Inc.

Common Stock

PROSPECTUS

                    , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the New York Stock Exchange, or NYSE, supplemental listing fee.

Amount to Be Paid
SEC Registration fee	*
FINRA filing fee	*
NYSE listing fee	*
Accounting fees and expenses	*
Federal and state taxes	*
Legal fees and expenses	*
Printing expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be disclosed by amendment. Estimates of these fees and expenses are not presently known.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, our Amended and Restated Certificate of Incorporation, which we refer to as our Certificate of Incorporation, provides that, to the fullest extent permitted by the DGCL as it may be amended, no director shall be personally liable to the Company or to its stockholders for monetary damages for breach of his or her fiduciary duty as a director. The effect of this provision in our Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above.

Our Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture trust or other enterprise, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereof, and any taxes imposed on such person as a result of such payments) actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent authorized by the DGCL if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, provided that the Company shall indemnify such person in connection with any such action, suit or proceeding initiated by such person only if authorized by our board of directors or brought to enforce certain indemnification rights.

Our Certificate of Incorporation also provides that expenses incurred by an officer or director of the Company (acting in his or her capacity as such) in defending any such action, suit or proceeding shall be paid by the Company, provided that if required by the DGCL such expenses shall be advanced only upon delivery to the Company of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Expenses incurred by other agents of the Company may be advanced upon such terms and conditions as our board of directors deems appropriate.

Our Certificate of Incorporation also provides that indemnification provided for in our Certificate of Incorporation or our Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and that the Company may purchase and maintain insurance to protect itself and any such person against any such expenses, liability and loss, whether or not the Company would have the power to indemnify such person against such expenses, liability or loss under the DGCL, our Certificate of Incorporation or our Bylaws.

In addition to the above, the Company has entered into indemnification agreements with each of its directors and certain of its officers. The indemnification agreements provide directors and such officers with the same indemnification by the Company as described above and assure directors and such officers that indemnification will continue to be provided despite future changes in our Certificate of Incorporation or our Bylaws. The Company also provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 15. Recent Sales of Unregistered Securities

From the completion of the spin-off through                , 2019, we issued under our 2018 Stock Incentive Plan RSUs for an aggregate of                shares of our common stock to a total of                employees and directors and granted options to purchase an aggregate of                 shares of our common stock to a total of                 employees, consultants and directors, having exercise prices ranging from $                 to $                per share. Over the same period,                shares were issued upon the exercise of options granted under our 2018 Stock Incentive Plan.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees and directors and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)	The exhibits to the Registration Statement are listed in the Exhibit Index below and incorporated by reference herein.

(b)

All other financial statement schedules are omitted because they are not required or applicable under instructions contained in Regulation S-X or because the information called for is included in Veoneer, Inc.’s Audited Consolidated Financial Statements in the 2018 Form 10-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Distribution Agreement, dated June 28, 2018, between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 2, 2018.

3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 2, 2018.

3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed July 2, 2018.

4.1	General Terms and Conditions for Swedish Depository Receipts in Veoneer, Inc., incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10 filed June 4, 2018.

5.1*	Legal Opinion of Alston & Bird

5.2*	Legal Opinion of Vinge

10.1	Employee Matters Agreement, dated June 28, 2018, between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 2, 2018.

10.2	Tax Matters Agreement, dated June 28, 2018, between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 2, 2018.

10.3	Amended and Restated Master Transition Services Agreement between Veoneer, Inc. and Autoliv, Inc., incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 2, 2018.

10.4	Joint Venture Agreement, dated April 18, 2017, between Volvo Car Corporation and Autoliv Development AB regarding Zenuity AB, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed June 4, 2018.**

10.5	Joint Venture Agreement, dated March 7, 2016, by and among Autoliv ASP, Inc., Autoliv AB, Autoliv Holding, Inc. and Nissin Kogyo Co., Ltd., Nissin Kogyo Holdings USA, Inc. and Zhongshan Nissin Industry Co., Ltd., incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.6+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Jan Carlson, incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.7+	Addendum to Employment Agreement, dated August 20, 2018, by and between Veoneer, Inc. and Jan Carlson, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed October 25, 2018).

Exhibit No.	Description

10.8+	Severance Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Jan Carlson, incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form 10 filed May 21, 2018).

10.9+	Employment Agreement, effective as of December 20, 2017, by and between Veoneer, Inc. and Mathias Hermansson, incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form 10 filed May 21, 2018).

10.10+	Agreement of Resignations Conditions, effective December 20, 2018, by and between Veoneer, Inc. and Mathias Hermansson, incorporated herein by reference to Exhibit 10.10 the Company’s Annual Report on Form 10-K filed on February 22, 2019.

10.11+	Employment Agreement, effective January 8, 2019, by and between Veoneer, Inc. and Mats Backman, incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on February 22, 2019..

10.12+	Change-in-Control Severance Agreement, effective January 8, 2019, by and between Veoneer, Inc. and Mats Backman, incorporated herein by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on February 22, 2019.

10.13+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Johan Löfvenholm, incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.14+	Change-in-Control Severance Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Johan Löfvenholm, incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.15+

Mutual Separation Agreement, effective October 23, 2018, by and between Veoneer, Inc. and Johan Löfvenholm, incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on February 22, 2019.

10.16+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Lars Sjöbring, incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.17+	Change-in-Control Severance Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Lars Sjöbring, incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.18+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Thomas Jönsson, incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.19+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Art Blanchford, incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.20+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Peter Rogbrant, incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.21+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Mikko Taipale, incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

10.22+	Employment Agreement, effective as of June 29, 2018, by and between Veoneer, Inc. and Steven Rodé, incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form 10 filed May 21, 2018.

Exhibit No.	Description

10.23+	Form of Indemnification Agreement between Veoneer, Inc. and its officers and directors, incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed July 2, 2018.

10.24+	Veoneer, Inc. 2018 Stock Incentive Plan, incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed July 27, 2018.

10.25+	Form of Veoneer, Inc. Non-Employee Director Compensation Policy, incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed July 27, 2018.

10.26+	Form of Non-Employee Director restricted stock unit grant agreement to be used under the Veoneer, Inc. 2018 Stock Incentive Plan, incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q filed July 27, 2018.

10.27+	Veoneer, Inc. Non-Qualified Retirement Plan, incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q filed July 27, 2018.

10.28	Cooperation Agreement, dated May 24, 2018, among Autoliv, Inc., Veoneer, Inc. and Cevian Capital II GP Limited, incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form 10 filed June 4, 2018.

10.29	Form of Support Agreement among Autoliv, Inc., Veoneer, Inc. and the other parties thereto, incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form 10 filed June 4, 2018.

21	List of Subsidiaries, incorporated herein by reference to Exhibit 21 to the Company’s Form 10-K filed February 22, 2019.

23.1*	Consent of Ernst & Young

23.2*	Consent of Alston & Bird (included in Exhibit 5.1)

23.2*	Consent of Vinge (included in Exhibit 5.2)

24*	Power of Attorney (contained on the signature pages to the Registration Statement on Form S-1).

*	Filed herewith.
+	Management contract or compensatory plan
**

Portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act. The redacted portions of this exhibit have been filed with the Securities and Exchange Commission.

Item 17. Undertakings

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockholm, Sweden, on                , 2019.

VEONEER, INC.

By:
Name:	Mats Backman
Title:	Chief Financial Officer and Executive Vice President of Financial Affairs

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mats Backman and Lars Sjöbring (with full power to each of them to act alone) severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her or on his or her behalf and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and any additional registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for any offering contemplated by this Registration Statement, and to file the same, with all exhibits thereto and any and all other documents and instruments filed in connection therewith, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys-in-fact and agents, and each of them, full power and authority in the name and on behalf of each of the undersigned to do and to perform each and every act and thing requisite and necessary or advisable to be done in order to effectuate the same as fully as to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, and/or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Jan Carlson	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	, 2019

Mats Backman	Chief Financial Officer and Executive Vice President of Financial Affairs (Principal Financial Officer and Principal Accounting Officer)	, 2019

Robert W. Alspaugh	Director	, 2019

Mary Louise Cummings	Director	, 2019

Signature	Title	Date

Mark Durcan	Director	, 2019

James M. Ringler	Director	, 2019

Kazuhiko Sakamoto	Director	, 2019

Jonas Synnergren	Director	, 2019

Wolfgang Ziebart	Director	, 2019